UI
SECURITIES AN
Wash

08032414

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 0 2008
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gavekal Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens PC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITOR

To the Members
GaveKal Securities LLC

We have audited the accompanying statement of financial condition of GaveKal Securities LLC ("the Company") as of December 31, 2007, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GaveKal Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens, P.C.

Moore Stephens,P.C.
Certified Public Accountants

New York, New York
February 12, 2008

MS *An independently owned and operated member of Moore Stephens North America, Inc. a member of Moore Stephens International Limited - members in principal cities throughout the world*

NEW YORK OFFICE 708 THIRD AVE., NEW YORK, NY 10017-4109 TEL 212 682-1234 FAX 212 687-8846 WWW.MOORE-CPA.COM
Member of the American Institute of Certified Public Accountants SEC and Private Companies Practice Sections

GaveKal Securities LLC
Statement of Financial Condition
December 31, 2007

ASSETS

ASSETS		
Cash		105,897
Receivable from members		13,070
	$	118,967

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable and accrued expenses		17,530
Total Liabilities		17,530
MEMBERS' CAPITAL		101,437
	$	118,967

The accompanying notes are an integral part of these financial statements

GaveKal Securities LLC
Statement of Income
For the Year Ended December 31, 2007

REVENUE	
Commission income	$ 1,894,288
Other income	35,000
Interest income	4,289
	1,933,577
EXPENSES	
Commissions and floor brokerage	261,964
Regulatory	2,509
Professional fees	28,078
Other operating expenses	2,490
	295,041
NET INCOME	$ 1,638,536

END

The accompanying notes are an integral part of these financial statements.